SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Rex Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

761565100

(CUSIP Number)

Lance T. Shaner

c/o Rex Energy Corporation

476 Rolling Ridge Drive, Suite 300

State College, Pennsylvania 168031 (814) 278-7267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2009, May 13, 2009 and May 27, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761565100                                                         13D

1.	Names of Reporting Persons. Lance T. Shaner I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,411,308(1)
8. Shared Voting Power 1,635,855(2)
9. Sole Dispositive Power 7,411,308(1)
10. Shared Dispositive Power 1,635,855(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,047,163(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 648,903 shares owned by Shaner Family Partners Limited Partnership, the beneficial ownership of which Mr. Shaner expressly disclaims.
(2)	Includes 1,000,000 shares owned by the Lance T. Shaner November 2008 Grantor Retained Annuity Trust, 51,454 shares owned by The Lance T. Shaner Irrevocable Grandchildren’s Trust II, 84,401 shares owned by the Shaner Family Foundation and 500,000 shares owned by the Shaner 2009 Spousal Remainder Trust. Mr. Shaner expressly disclaims the beneficial ownership of the shares owned by The Lance T. Shaner Irrevocable Grandchildren’s Trust II, the Shaner Family Foundation and the Shaner 2009 Spousal Remainder Trust.
(3)	Based on 36,851,562 shares of the Issuer’s common stock issued and outstanding as of May 5, 2009 (as reported in the Issuer’s 10-Q filing on May 6, 2009).

SCHEDULE 13D

This Amendment No. 3 (this “Amendment”) amends and supplements the Statement on Schedule 13D, as previously amended (the “Schedule 13D”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”) of Rex Energy Corporation, a Delaware corporation whose principal executive offices are located at 476 Rolling Ridge Drive, Suite 300, State College, Pennsylvania 16801 (the “Issuer”), previously filed by Lance T. Shaner (the “Reporting Person”). This Amendment is being filed to update the Schedule 13D in light of recent events.

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On March 31, 2009, the Reporting Person transferred 500,000 shares of Common Stock to the Shaner 2009 Spousal Remainder Trust (the “Spousal Trust”) without payment or other consideration to the Reporting Person, as transferor.

The purpose of the Spousal Trust’s acquisition of the shares of Common Stock disclosed above was for estate planning purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The Reporting Person may be deemed to be the beneficial owner of 9,047,163 shares of Common Stock, including:

(i) 6,762,405 shares of Common Stock directly owned by the Reporting Person;

(ii) 648,903 shares of Common Stock owned by Shaner Family Partners Limited Partnership, a Delaware limited partnership (“SFPLP”)—the Reporting Person is the sole member-manager of LT Shaner, LLC, a Delaware limited liability company, the general partner of SFPLP;

(iii) 1,000,000 shares of Common Stock owned by the GRAT—the Reporting Person is co-trustee of the GRAT;

(iv) 51,454 shares of Common Stock owned by the Trust II—the Reporting Person is co-trustee of the Trust II;

(v) 84,401 shares of Common Stock owned by the Foundation—the Reporting Person is co-trustee of the Foundation; and

(vi) 500,000 shares of Common Stock owned by the Spousal Trust—the Reporting Person is co-trustee of the Spousal Trust.

The Reporting Person beneficially owns 24.6% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 6,762,405 shares of Common Stock owned by the Reporting Person and the 648,903 shares of Common Stock owned by SFPLP. The Reporting Person has the shared right to vote and dispose, or direct the vote and disposition, of:

(i) 51,454 shares of Common Stock owned by the Trust II;

(ii) 1,000,000 shares of Common Stock owned by the GRAT;

(iii) 84,401 shares of Common Stock owned by the Foundation; and

(iv) 500,000 shares of Common Stock owned by the Spousal Trust.

The Reporting Person has the shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by the Trust II with Ellen R. Shaner, as co-trustees of the Trust II. The Reporting Person has the shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by the GRAT with Ellen R. Shaner and Peter K. Hulburt, as co-trustees of the GRAT. The Reporting Person has the shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by the Foundation with Ellen R. Shaner, Sarah Mayville, Mathias Shaner and Justin Shaner, as co-trustees of the Foundation. The Reporting Person has the shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by the Spousal Trust with Ellen R. Shaner and Peter K. Hulburt, as co-trustees of the Spousal Trust. Peter K. Hulburt, Sarah Mayville, Ellen R. Shaner, Justin Shaner and Mathias Shaner are collectively referred to as the “Trustees.”

The information with respect to the Trustees required by Item 2 is as follows:

The business address of each of the Trustees is c/o Shaner Hotel Group, 1965 Waddle Road, State College, Pennsylvania 16803.

Peter K. Hulburt is the Senior Vice President and Corporate Counsel of Shaner Hotel Group, 1965 Waddle Road, State College, Pennsylvania 16803.

Sarah Mayville is the daughter of the Reporting Person. Her principal occupation is that of a homemaker.

Ellen R. Shaner is the wife of the Reporting Person. Her principal occupation is that of a homemaker.

Justin Shaner is the son of the Reporting Person. He is the founder of JLS Creative Solutions, 1965 Waddle Road, State College, Pennsylvania 16803.

Mathias Shaner is the son of the Reporting Person. He is the President and CEO of Shaner Investments L.P., 111 Sowers Street, Suite 400, State College, Pennsylvania 16801.

To the best of the information and belief of the Reporting Person, during the past five years from the date of this Amendment, none of the Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Trustees is a citizen of the United States of America.

(c) During the 60-day period ended June     , 2009, the Reporting Person did not purchase or sell any shares of Common Stock.

(d) Other than the Reporting Person, the following persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein:

•	With respect to the 6,762,405 shares of Common Stock directly owned by the Reporting Person, no person other than the Reporting Person;

•	With respect to the 648,903 shares of Common Stock owned by SFPLP, no person other than the Reporting Person;

•	With respect to the 1,000,000 shares of Common Stock owned by the GRAT, the beneficiaries of the GRAT;

•	With respect to the 51,454 shares of Common Stock owned by the Trust II, the beneficiaries of the Trust II; and

•	With respect to the 500,000 shares of Common Stock owned by the Spousal Trust, the beneficiaries of the Spousal Trust.

(e) Not applicable.

The Reporting Person disclaims beneficial ownership of the shares held by the Trust II, SFPLP, the Spousal Trust and the Shaner Family Foundation and this schedule shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

The Reporting Person is a party to a Commercial Pledge Agreement by and between the Reporting Person and First National Bank of Pennsylvania (“First National”), pursuant to which the Reporting Person has pledged 1,400,000 shares of Common Stock to secure a business line of credit extended by First National to the Reporting Person.

The Reporting Person is a party to a Commercial Pledge and Security Agreement by and between the Reporting Person and Graystone Bank (“Graystone”), pursuant to which the Reporting Person has pledged 500,000 shares of Common Stock to secure a business line of credit extended by Graystone to the Reporting Person.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2009

/S/ LANCE T. SHANER
Lance T. Shaner